PRIVATE OFFERING NOTICE


                                    [LOGO]
                           Merrill Lynch & Co., Inc.
    Dow Jones Industrial Average(SM) Market Index Target-Term Securities(R)
                               due December 2010
                             "MITTS(R) Securities"
                        US$10 principal amount per unit

                            Private Offering Notice

                                 Summary Terms

The MITTS Securities:                                              Payment at maturity:
o 100% principal protection at maturity.                           o On the maturity date, for each unit of MITTS Securities an
o No payments before the maturity date.                              investor owns, that investor will receive an amount equal to
o Senior unsecured debt securities of Merrill Lynch & Co., Inc.      the sum of the principal amount of each unit and an
o The MITTS Securities are linked to the value of the Dow Jones      additional amount based on the percentage increase, if any,
  Industrial Average(SM), index symbol "INDU".                       in the value of the Dow Jones Industrial Average, reduced by
o The MITTS Securities are expected to be quoted on the              an annual adjustment factor expected to be between 1.25% and
  Nasdaq National Market under the symbol "DWMT".                    1.75%, as described in the attached offering document.
o Expected settlement date: December   , 2003.                     o At maturity, the investor will receive no less than the
o The MITTS Securities are made available to each investor           principal amount of his or her investment in the MITTS
  outside of the United States in a minimum initial investment       Securities.
  of US$50,000 or such other amount, and subject to such
  other restrictions, as may be applicable to such investor
  under the private offering rules of any jurisdiction
  outside of the United States.

The MITTS Securities, the subject of the attached offering document (the "Offering Document"), have not been approved for public sale in any jurisdiction outside of the United States. As such, the MITTS Securities are made available to investors outside of the United States only in accordance with applicable private offering rules. The Offering Document may not be copied or otherwise made available to any other person by any recipient without the express written consent of the Company.

The discussion contained in the Offering Document relating to the tax implications of investing in the MITTS Securities is not based upon, and does not reflect, the tax laws of any jurisdiction outside of the U.S. Accordingly, investors should consult their local tax advisor before making an investment in the MITTS Securities.

This Notice and the Offering Document have been issued by Merrill Lynch & Co., Inc. (the "Company") for information only. Prospective investors should not treat the contents of this Notice as advice relating to legal, taxation or investment matters and are advised to consult their own professional advisers concerning the purchase, holding or disposal of the MITTS Securities. Attention is drawn in particular to risk factors on pages S-7 to S-9 of the Offering Document. Subject to this Notice, the Offering Document has been approved for issue in the United Kingdom by Merrill Lynch International Bank Limited, which is regulated by the Financial Services Authority, with registered office at Merrill Lynch Financial Center, 2 King Edward Street, London EC1A 1HQ, United Kingdom. This Notice is issued in Hong Kong by Merrill Lynch (Asia Pacific) Limited.





                           PRIVATE OFFERING NOTICE

Investors in the United Kingdom should be aware that Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S"), which is handling the sale of the MITTS Securities, has no place of business in the UK and is not regulated by the Financial Services Authority. Therefore, with respect to anything done by MLPF&S, the regulatory regime governing an investor's rights will be different than that of investors' rights in the UK, and the UK rules for the protection of private investors and the UK Financial Compensation Scheme will not apply to any business MLPF&S conducts with or for UK investors.

Investors should also note the following:

         (a) The MITTS Securities are denominated in United States dollars. Investors that purchase securities with a currency other than dollars should note that changes in rates of exchange may have an adverse effect on the value, price or income of their investment.

         (b) The price and value of the MITTS Securities and the income from them can fluctuate and may fall against the investor's interest and an investor may get back less than he invested.

         (c) Investment in the MITTS Securities may not be suitable for all investors. Investors should seek advice from their investment advisor for information concerning the Company, the MITTS Securities and the suitability of purchasing the MITTS Securities in the context of their individual circumstances. Past performance is not necessarily a guide to future performance, and no projection, representation or warranty is made regarding future performance.

         (d) Save as disclosed herein and in the Offering Document, no commissions, discounts, brokerages or other special terms have been granted or are payable by the Company in connection with the issue or sale of any MITTS Securities.

         (e) MLPF&S or one of its affiliates may be the only market maker, if any, in the MITTS Securities.

         (f) Information relating to taxation is based on information currently available. The levels and bases of, and reliefs from, taxation in relevant jurisdictions can change. The value of any reliefs depends upon the circumstances of the investor. See additional comments about taxation above.


                 The date of this Notice is December 9, 2003.

        This Notice supplements the Preliminary Prospectus Supplement, dated December 9, 2003,and the Prospectus, dated November 26, 2003.















"Dow Jones", "Dow Jones Industrial Average(SM)" and "DJIA(SM)" are service marks of Dow Jones & Company, Inc. and have been licensed for use for certain purposes by Merrill Lynch, Pierce, Fenner & Smith Incorporated. The MITTS Securities are not sponsored, endorsed, sold or promoted by Dow Jones.

"MITTS" and "Market Index Target-Term Securities" are registered service marks of Merrill Lynch & Co., Inc.